SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 May 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Supplementary LPs dated 26 May 2005

                                   NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO
                                                AUSTRALIA, CANADA OR JAPAN
                                             INTERCONTINENTAL HOTELS GROUP PLC
                                                       26 MAY 2005

Publication of Supplementary Listing Particular

The Board of InterContinental Hotels Group PLC ("IHG" or "the Company") today announces that, following announcement of
IHG's first quarter results, New InterContinental Hotels Group PLC ("New IHG"), the proposed new parent company of IHG, is publishingsupplementary listing particulars ("Supplementary Listing Particulars") today, in connection with the proposed return ofapproximately GBP1 billion to IHG shareholders by way of a capital reorganisation (the "Proposal")
pursuant to a scheme of arrangement (the "Scheme").  The Supplementary Listing Particulars will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services
Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS. In addition, the Supplementary Listing Particulars will shortly be  available from the company website (www.ihgplc.com) or can be obtained from the Company's registered office (67 Alma  Road, Windsor, Berkshire SL4 3HD).  Citigroup is acting as financial adviser to IHG and as sponsor to New IHG on the transaction.

New IHG will be renamed as InterContinental Hotels Group PLC upon admission to the Official List of the UK Listing
Authority.

Citigroup Global Markets Limited is acting for IHG and New IHG and no-one else in connection with the Proposal and will not be responsible to anyone other than IHG or New IHG for providing the protections afforded to its clients or for providing advice in relation to the Proposal or the contents of this announcement.

This announcement does not constitute an offer or invitation to purchase securities.

Securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or exempt from such registration.  The new ordinary shares have not been, nor will be, and are not required to be registered with the US Securities and Exchange Commission under the Securities
Act in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10)
thereof.  US shareholders who are affiliates of IHG or New IHG before implementation of the Scheme or are affiliates of
New IHG after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of new ordinary shares received in connection with the Scheme under Rule
145(d) of the Securities Act.

For further information, please contact

InterContinental Hotels Group

Media Enquiries
Leslie McGibbon                                               +44 (0) 1753 410 425
                                                              +44 (0) 7808 094 471

Investor Relations
Gavin Flynn, Paul Edgecliffe-Johnson                          +44 (0) 1753 410 176
                                                              +44 (0) 7808 098 972

Note to Editors:
InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne
Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge
Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with more than 24 million members worldwide. In addition to this,
InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at
www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	26 May 2005